Exhibit 99.1

Agria Subsidiary PGG Wrightson Announces

Annual Results for the Fiscal Year Ended June 30, 2015

HONG KONG, CHINA—August 11, 2015 -- Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a global agricultural company, today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) ("PGW"), released its financial results for the fiscal year ended June 30, 2015. These results will be consolidated into Agria's results for the fiscal year ended June 30, 2015, which the Company plans to report to the market later this month.

A copy of PGW's market announcement and its financial results can be downloaded from: http://www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements.

For the fiscal year ended June 30, 2015, PGW reported operating earnings before interest, tax, depreciation and amortization (“Operating EBITDA”)(1) of NZ$69.5 million, up 18% from NZ$58.7 for the prior fiscal year. Operating EBITDA for PGW’s major business segments increased by 7% for Retail, 15% for Livestock and 19% for Seed & Grain.

PGW's board of directors declared a fully imputed dividend of NZ2 cents per share to be paid on October 1, 2015.

Mr. Alan Lai, Executive Chairman of Agria and Chairman of the PGW Board commented, “We are very pleased with PGW’s financial results as well as the progress PGW has made delivering its “One PGW” strategy. Additionally, recent initiatives including the investment in Agrocentro Uruguay and Grainland in Australia strengthen PGW’s geographic presence and future growth potential.”

Mark Dewdney, Chief Executive of PGW, commented, “This is a very strong result given the challenges facing some sectors of New Zealand agriculture over much of the year. PGW is not immune to such challenges, but the diversified portfolio of our agriculture business offers a degree of protection from cyclical volatility in any individual sector. This is demonstrated by recently released Statistics NZ data that show that in the same period that dairy exports declined by 24%, the value of fruit exports reached an all-time high in the year up to June, an increase of almost 20% from the same period last year.”

“Challenging market conditions in the dairy sector have resulted in reduced demand for some of our lower margin activities, such as grain, fertilizer and supplementary feed, which partially explains the flat revenue year over year. Despite the challenges facing the dairy sector through June of this year, most of the financial results of our individual business units have improved. This is due to a combination of PGW’s clear strategic focus, highly engaged and stable staff, and the strongest product portfolio in the market, backed by deep technical expertise and a constant focus on building extremely close relationships with our customers.”

“The increase in Operating EBITDA contributed to a net profit after tax of $32.8 million, which is lower than last year due to a lower effective tax rate and a number of one-off non-operating gains in the prior year, such as the gain on the sale of our Heartland New Zealand investment.”

Mr. Dewdney concluded, “The headwinds facing the dairy sector make it challenging to increase our growth for the 2016 financial year. Further improvements in efficiency will be made within the business, and we will continue to explore new growth opportunities. However, given the current volatility in a number of markets and the need to assess the likely impact on PGW’s clients, we plan to defer providing a forecast for the current fiscal year until the annual shareholders meeting in October.”

(1) PGW’s definition of Operating EBITDA: Earnings before net finance costs, income tax, depreciation, amortization, the results of discontinued operations, fair value adjustments, non-operating items and equity accounted earnings of associates.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

For more information, please contact:

ICR, LLC

Bill Zima

Phone (U.S.): +1 (203) 682-8233

Phone (China): +86 139 1167 3120

Email: bill.zima@icrinc.com